SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

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FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): July 21, 2004

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Commission File Number: 1-4797

ILLINOIS TOOL WORKS INC.

(Exact name of registrant as specified in its charter)

Delaware	**36-1258310**
(State or other jurisdiction of incorporation)	**(I.R.S. Employer Identification No.)**
3600 West Lake Avenue, Glenview, IL	**60026-1215**
(Address of principal executive offices)	**(Zip Code)**

(Registrant's telephone number, including area code): 847- 724-7500

Not Applicable
(Former name or former address, if changed since last report.)

Item 7.   Financial Statements and Exhibits

(c)   Exhibits

Exhibit Number	Exhibit Description
99.1	Press Release issued by Illinois Tool Works Inc. dated July 21, 2004 (furnished pursuant to Item 12).
99.2	Presentation from Illinois Tool Works Inc. second quarter conference call on July 21, 2004 (furnished pursuant to Item 12).

Item 12. Results of Operations and Financial Condition

On July 21, 2004, Illinois Tool Works Inc. (the "Company") announced its 2004 second quarter results of operations in the press release furnished as Exhibit 99.1. The Company's presentation from the second quarter conference call held on July 21, 2004 is furnished as Exhibit 99.2

Disclosure regarding why the Company's management believes the presentation of "free operating cash flow" provides useful information to investors is included in the Company's 2003 Annual Report of Form 10-K. A reconciliation of free operating cash flows to net cash provided by operating activities is included in the press release furnished as Exhibit 99.1.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

ILLINOIS TOOL WORKS INC.

Dated: July 21, 2004   By: /s/ Jon C. Kinney
                                    Jon C. Kinney
                                    Senior Vice President and Chief Financial Officer
                                    (Principal Accounting Officer)